Filed by Orchestra-Prémaman S.A.

Pursuant to Rule 425 of the Securities Act of 1933,

as amended, deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Destination Maternity Corporation

Commission File No. 000-21196

On June 30, 2017, Orchestra-Prémaman S.A. issued a press release. A copy of the press release is set forth below.

Financial information at 30 June 2017

Results for the financial year
from 1 March 2016 to 28 February 2017

•	Revenue: €608.3 million (up 8.7%)
•	Further increase in Childcare market share: 50% of revenue
•	Gross operating income: €37.4 million (6.2% of revenue)
•	Decline in profits reflects transformation in the store network in a highly competitive market

	2015/2016	2015/2016	2016/2017	Change
IFRS (*) , in Millions of €	Fiscal year as originally published(1)	Fiscal year restated (1) (4)	Fiscal year (2)
Revenue	559.6	559.6	608.3	8.7%
Gross Margin (3)	294.8	294.8	303.4	2.9%
As a % of revenue	52.7%	52.7%	49.9%
Operating profit before depreciation, amortization, miscellaneous items and exceptional items	50.6	50.6	37.4	-26.0%
As a % of revenue	9.0%	9.0%	6.2%
Depreciation, amortization, and miscellaneous items expenses, net	-31.9	-31.9	-48.4	52.1%
Operating profit /(loss) before exceptionel items	18.8	18.8	-11.0
As a % of revenue	3.4%	3.4%	-1.8%
Exceptionel items	14.4	11.3	-10.9
Operating profit (loss)	33.2	30.1	-21.9
As a % of revenue	5.9%	5.4%	-3.6%
Financial expenses, net	-3.2	-3.2	-14.2
Net profit (loss) from continuing operations	28.8	25.7	-29.8
As a % of revenue	5.2%	4.6%	-4.9%
Loss from discontinued operations	-5.6	-5.6	-3.6
Net profit (loss)	20.8	17.7	-33.6
As a % of revenue	3.7%	3.2%	-5.5%

* Level of review of auditors: the audit procedures on the consolidated annual financial statements for fiscal year 2016/2017 have been completed and the auditors report is in preparation.

(1) Period from March 1, 2015 to February 29, 2016

(2) Period from March 1, 2016 to February 28, 2017

(3) Revenue minus purchase cost of goods sold

(4) Restated as part of the PCAOB audit to take into account -3.1 million euros attribuatable to "Other income and expenses" (Fimitobel dividends of -1.9 million euros and the ceeding of Karina shares of -1.2 million euros) as set forth in the Financial Communiqué of March 16, 2017.

GROUP REVENUES

Revenue (in Millions of €)	Fiscal year 2015/2016	Fiscal year 2016/2017	Change

Directly-operated stores	290.7	321.7	10.7%
Affiliates/Franchises	245.0	254.5	3.9%
E-Tailing	16.8	18.6	10.7%
Wholesale	7.0	13.5	91.3%
Total revenue	559.6	608.3	8.7%
of which France	361.3	380.9	5.4%
of which Belux	70.0	79.5	13.6%
of which other countries (excluding Belux)	128.3	148.0	15.3%
Non-continuing operations*	12.2	3.9

The final amount of consolidated revenue for the 2016/2017 financial year reported above differs from the projected consolidated revenue announced on 13 April 2017 (€609.4 million).

During the 2016/2017 financial year, i.e. between 1 March 2016 and 28 February 2017, Orchestra-Prémaman Group posted consolidated revenue of €608.3m, up 8.7% year-on-year, thanks to:

- the increase in the number of m² operated under the Orchestra brand run as branches or under commission-affiliation schemes (293,000 m² at 28 February 2017 versus 260,000 m² at 29 February 2016);

- strong growth in the Childcare business: +50.0% over the 2016/2017 financial year; revenue from the Childcare business totalled €109.7m and now accounts for 18.0% of total business (versus 13.1% in 2015/2016).

Branch network revenues increased 10.9%, while revenues from stores under commission-affiliation schemes, which were impacted by the transfer of business to the Trading arm, were up by only 3.9%. These two main distribution channels account for 94.7% of consolidated revenue for the period.

Internet business progressed well over the period, with revenue climbing 10.7%.

The strong increase in Trading and Miscellaneous revenues was due to the development of international contracts and the transfer of stores in Mauritius (2) and the United Arab Emirates (4), which were previously affiliates, to this network.

Business was up 5.4% in France (where the Group recorded 62.6% of its revenue for the period), where the Group continues to grow its market share in Childcare products, with an increase of 49.5%.

On the international market, the Group’s revenue rose by 15.3%. In BeLux, growth stood at 13.6% due to an entirely restructured and refurbished network. This momentum was also seen in Greece, which became the Group’s number three market thanks to a 12.8% increase in revenue. Following the acquisition of the Autour de Bébé network, revenue in Switzerland grew by almost 80%.

At 28 February 2017, nearly 1.8 million customers owned a Club card, up 6.7% compared to 29 February 2016. The Group continues to generate almost 90% of its revenue with customers who are members of the Club.

STORE NETWORK

Store Network in number and in thousands of m²	At 2/29/2016		At 2/28/2017		Change from 2/29/2016 to 2/28/2017
	Number	Store space	Number	Store space	Number	Store space
Directly-operated stores	290	162	310	188	20	26
Affiliates/Franchises	256	98	255	105	-1	7
Total	546	260	565	293	19	33
Clothing	455	150	443	149	-12	-1
Mixed Stores and Megastores	91	110	122	144	31	34
Total	546	260	565	293	19	33
of which France	294	156	305	178	11	22
of which Belux	61	52	63	54	2	2
of which other countries (excluding Belux)	191	52	197	61	6	9
Non-continuing operations	10	n/a	6	n/a	-4	n/a

The Large Format store network (“mixed stores and megastores” with a surface area of more than 800 m²), which sell children's clothes, maternity and childcare products under the same roof, located in peri-urban areas, posted revenue of €239.7m, up 33.9% year-on-year.

Revenues from the Textile store network (300m² to 500m²) declined 5.3% to €334.5m (including the Internet business), due to the transformation in our network towards larger formats.

In total over the 2016-2017 financial year, the store network (run as branches or under commission-affiliation schemes) grew by 19 units and around 33,000 m². Large format stores (mixed stores and megastores) now represent 49.0% of the network's store space and a total of 122 stores.

CONSOLIDATED RESULTS

Gross margin amounted to 49.9% of consolidated revenue, compared with 52.7% the previous year, due to:

- changes in the product mix (development of Childcare products, which generate lower margins than textile products),

- delays in the realisation of margin growth via the Childcare products purchasing centre,

- an adverse euro/dollar exchange rate effect on the purchasing price of textile products not reflected in sales prices in a highly competitive market.

Current gross operating income amounted to €37.4m. Operating costs rose sharply due to the increase in the size of the network (total surface area +12.7%).

Net provisions increased from €31.9m in the previous year to €48.4m, impacted by:

- a 10.8% increase in depreciation and amortisation over the year (€35.7m versus €32.2m) following major recent investments,

- provisions in the amount of €12.8m recorded for the restructuring of the Prémaman headquarters in Belgium, the closure of stores in China and Turkey and the reorganisation in Saudi Arabia (inventories), disputes with suppliers and impairment of receivables from affiliates and partners.

Current operating income amounted to -€11.0m in 2016/2017, compared with +€18.8m the previous year.

Non-recurrent expenses totalling €10.9m were booked to the “Other operating income and expenses” line, primarily stemmed from the costs of the Destination Maternity transaction (€3.5m), costs of reorganising the Childcare business (€2.4m), and the cost of transforming the Textile stores into larger formats (€2.1m).

At 29 February 2016, this line had recorded a profit of €11.3m (primarily due to capital gains on asset disposals for a net amount of €15.9m).

In view of the significant provisions and the non-recurrent expenses described above, operating income showed a loss of €21.9m.

Financial income posted a net expense of €14.2m (vs. €3.2m the previous year), including:

- an increase in the cost of debt from €6.9m to €7.3m,

- accounting expenses not giving rise to cash flows, in the amount of €7.5m (decline in the fair value of derivatives and hedging instruments).

Net income from discontinued operations showed a loss of €3.6m (compared with a loss of €5.6m last year). Most of this loss was incurred as a result of the store closure plan in Belgium and China.

Consolidated net income Group share showed a loss of €33.6m in 2016-2017 (against a profit of €17.7m last year).

BALANCE SHEET ITEMS

Growth was particularly robust in 2016/2017, with the net creation of some 33.000m² in additional retail space in France and abroad.

Investments for the year totalled €42.7m, and break down as follows:

•	€17.8m in intangible assets (development costs €8.4m, leasehold rights and franchises €0.9m, licences and software €3.6m and structure-building IT projects €3.7m),
•	€21.4m in property, plant and equipment (mainly new stores and renovations),
•	€2.3m for the acquisition of Autour de Bébé Suisse, renamed as Babycare,
•	€1.2m in long-term investments, mostly in the form of guarantee deposits.

Inventory growth amounted to €43.2m as a result of changes in the network (number of stores and surface area) and the development of the Childcare products activity, with an increase in the relative number of mixed stores and megastores. Inventories (net of provisions) amounted to €257.4m at 28 February 2017, compared with €217.5m at 29 February 2016.

Group consolidated capital totalled €135.8m at 31 August 2017, i.e. 21.5% of the balance sheet total.

At 28 February 2017, consolidated net financial debt amounted to €125.5m (versus €144.8m at 29 February 2016). This mainly comprises:

•	bond issuances for a total of €100m (€20m maturing in 2020, €41.5m maturing in 2021 and €38.5m maturing in 2022),
•	syndicated loan drawdowns for €46m (amortising lines and revolving credit facilities, maturing in 2019),
•	bilateral financing agreements totalling €66.4m (including current account liabilities of related parties for €20.9m and leasing agreements for €3.7m),
•	current account assets with related parties for €11.1m,
•	cash and cash equivalents totalling €75m.

The financial covenants relating to the syndicated loan and the bond issuances were all observed as at 28 February 2017.

MANAGEMENT TEAM

The Board of Directors decided on 29 June 2017 to terminate the mandates of Mr. Stéphane MANGIN and Mr. Jacques BLANCHET, with immediate effect. The Board decided to appoint Mr Stefan JANISZEWSKI as Chief Financial Officer.

OUTLOOK

After a year of transition in 2016-2017 focused on investment and increasing market share to build the foundations for future growth, the priority for the Orchestra-Prémaman Group in 2017-2018 is to improve profitability to return to a solid growth path, with a target for gross operating income of 9% for 2020.

Upcoming events:

Q1 2018 revenue: 12 July 2017 after the close of trade

AGM: 24 August 2017

Disclaimer

This presentation does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document.

This presentation is not a substitute for the registration statement, proxy statement/prospectus, Securities Note or other document(s) that Orchestra-Prémaman may file with the SEC or the AMF.

This presentation contains forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995), including statements regarding the proposed business combination between Destination Maternity and Orchestra-Prémaman (the “Merger”), Destination Maternity’s turnaround plan, and their potential impact on earnings, net sales, comparable sales, other results of operations, liquidity and financial condition, and various business initiatives. Forward-looking statements can be identified by, among other things, the use of forward- looking terms such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “pro forma,” “anticipates,” “intends,” “continues,” “could,” “estimates,” “plans,” “potential,” “predicts,” “goal,” “objective,” or the negative of any of these terms, or comparable terminology, or by discussions of our outlook, plans, goals, strategy or intentions. These forward-looking statements, and others that may be made from time to time by management of Destination Maternity and Orchestra-Prémaman, involve a number of risks and uncertainties related to operating performance and outlook of Destination Maternity and the combined businesses of Destination Maternity and Orchestra-Prémaman following the Merger, as well as other future events and their potential effects on Destination Maternity, Orchestra-Prémaman and the combined company that are subject to risks and uncertainties. The following factors, among others, in the future could cause Destination Maternity’s or Orchestra-Prémaman’s actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements.

These factors include, but are not limited to, statements relating to (i) the possibility that the Merger does not close when expected or at all, or that Destination Maternity and Orchestra-Prémaman, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the Merger or to accept conditions that could adversely affect the combined company or the expected benefits of the proposed Merger; (ii) the ability to obtain the requisite Destination Maternity and Orchestra-Prémaman stockholder approvals, on the proposed terms and timeframe; (iii) the benefits of the Merger, including future financial and operating results of the combined company, Destination Maternity’s and Orchestra-Prémaman’s plans, objectives, expectations and intentions, and the ability to realize the expected synergies or savings from the proposed Merger in the amounts or in the timeframe anticipated; (iv) the risk that competing offers or acquisition proposals will be made; (v) the ability to integrate Destination Maternity’s and Orchestra-Prémaman’s businesses in a timely and cost-efficient manner; (vi) the inherent uncertainty associated with financial projections; (vii) the potential impact of the announcement or closing of the proposed Merger on customer, supplier, employee and other relationships; and (viii) other factors referenced in Destination Maternity’s Annual Report on Form 10-K or Orchestra-Prémaman’s Registration Document (document de référence), including those set forth under the caption “Risk Factors.” In addition, these forward-looking statements necessarily depend upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included in this announcement do not purport to be predictions of future events or circumstances and may not be realized.

Forward-looking statements speak only as of the date made. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we assume no obligation to update any of these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Destination Maternity, Orchestra Prémaman, or the combined company, following the implementation of the proposed Merger or otherwise. No statement in this press release should be interpreted to mean that the earnings per share, profits, margins or cash flows of Destination Maternity, Orchestra-Prémaman or the combined company for the current or future financial years would necessarily match or exceed the historical published figures.

Contacts:

ACTIFIN – Stéphane RUIZ – +33 1 56 88 11 15 – sruiz@actifin.fr

ACTIFIN – Victoire DEMEESTERE – +33 1 56 88 11 24 – vdemeestere@actifin.fr

ORCHESTRA-PREMAMAN

A public limited company with capital of €22,245,732

Head office: 200 avenue des Tamaris, Zac Saint Antoine, 34130 Saint-Aunès.

398 471 565 in the Montpellier Trade and Companies Register